

May 26, 2010

Mr. Rex W. Tillerson
President and Chairman of the Board
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

> **Re:**   **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-02256**

Dear Mr. Tillerson:

We have completed our review of your 2009 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director